07005270

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 2 2007
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IGS Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 E Commercial Blvd Suite 718
(No. and Street)

Fort Lauderdale (City) Florida (State) 33308 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James G. Xilas (412)344-1797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkovits Lago and Company
(Name – if individual, state last, first, middle name)

8211 West Broward Blvd., Suite 340, Plantation Florida 33324
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independant public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gus Xilas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IGS Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Nichole Sturgis, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Oct. 26, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IGS Securities Inc.
F/K/A Salix Capital Securities Corp.

Report on Internal Control

For the Year Ended December 31, 2006

BERKOVITS, LAGO & COMPANY, LLP

BERKOVITS, LAGO & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5
Claiming an Exemption from SEC 15c3-3

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 2 2007
DIVISION OF MARKET REGULATION

December 31, 2006

Ms. Lisa Owens
IGS Securities Inc.
F/K/A Salix Securities Corporation
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental schedules of IGS Securities, Inc., F/K/A Salix Securities Corporation for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

8211 WEST BROWARD BOULEVARD • SUITE 340 • FORT LAUDERDALE, FLORIDA 33324
(BROWARD) (954) 475-3199 • (800) 689-3521 • FAX (954) 472-2308 (DADE) (305) 944-9326 • FAX (305) 402-3103
E-MAIL: blcpa@bl-cpa.com

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkovits, Lago & Company, LLP

Fort Lauderdale, Florida
March 14, 2007

BERKOVITS, LAGO & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
IGS Securities
Ft. Lauderdale, Florida

We have audited the accompanying statement of financial condition of IGS Securities Inc. (formerly known as Salix Capital Securities Corp.) as of December 31, 2006, and the related statements of operations and stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IGS Securities Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkovits Lago & Company, LLP

Fort Lauderdale, Florida
March 14, 2007

8211 WEST BROWARD BOULEVARD • SUITE 340 • FORT LAUDERDALE, FLORIDA 33324
(BROWARD) (954) 475-3199 • (800) 689-3521 • FAX (954) 472-2308 (DADE) (305) 944-9326 • FAX (305) 402-3103
E-MAIL: blcpa@bl-cpa.com

IGS SECURITIES, INC. F/K/A
SALIX CAPITAL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

	December 31, 2006
ASSETS	
Cash	$ 10,369
Deposits with clearing organizations	1,284
Prepaid expenses	704
Total assets	$ 12,357
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable	$ 1,213
Other current liabilities	1,804
Due to related party	484
Total liabilities	3,501
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 2,000 shares authorized and issued at December 31, 2006.	20
Additional paid-in capital	60,750
Accumulated deficit	(51,914)
Total stockholder's equity	8,856
Total liabilities and stockholder's equity	$ 12,357

The accompanying notes are an integral part of the financial statements.

IGS SECURITIES, INC. F/K/A
SALIX CAPITAL SECURITIES CORP.

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2006
Revenues:	
Commissions	$ 2,284
Total revenues	2,284
Operating expenses:	
Operating expenses, net	31,987
Total operating expenses	31,987
Loss from operations	(29,703)
Other income:	
Interest income	162
Net loss	$ (29,541)

The accompanying notes are an integral part of the financial statements.

IGS SECURITIES, INC. F/K/A
SALIX CAPITAL SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of December 31, 2005	2,000	$ 20	$ 35,775	$ (22,174)	$ 13,621
Return of capital	–	–	(7,977)	–	(7,977)
Invested capital			32,753		32,753
Net loss	–	–	–	(29,541)	(29,541)
Balance as of December 31, 2006	2,000	$ 20	$ 60,551	$ (51,715)	$ 8,856

The accompanying notes are an integral part of the financial statements.

BERKOVITS, LAGO & COMPANY, LLP

IGS SECURITIES, INC F/K/A
SALIX CAPITAL SECURITIES CORP.

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2006
Cash flows from operating activities:	
Net loss	$ (29,541)
Adjustments required to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Decrease in deposits	5,420
Increase in prepaid expenses	(704)
Increase in accounts payable	807
Increase in other current liabilities	1,804
Net cash used in operating activities	(22,214)
Cash flows from financing activities:	
Return of capital	(7,977)
Invested capital	32,753
Loans from related parties	484
Net cash provided by financing activities	25,260
Increase in cash and cash equivalents	3,046
Cash at beginning of year	7,323
Cash at end of year	$ 10,369

The accompanying notes are an integral part of the financial statements.

IGS SECURITIES, INC. F/K/A
SALIX CAPITAL SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS

Description of Business

IGS Securities Inc, formerly known as Salix Capital Securities Corporation, a Florida corporation (the "Company"), was formed on April 2003 and was granted its membership as a broker-dealer with the National Association of Securities Dealers ("NASD") in April 2004.

On November 13, 2006, the name of the Company was formerly changed to IGS Securities in conjunction with the Company's admittance into membership with the NASD.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from the provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

Acquisition

On February 26, 2005 and amended on September 9, 2005, the Company entered into an agreement to be acquired by Ocean Equity Holdings, Inc. (the "Buyer") The closing on the sale was completed with the acceptance by the NASD as discussed above on November 13, 2006.

In connection with the transaction the Company entered into a placement agent agreement and an office sharing agreement with IGS Capital Management Corporation ("IGS") a wholly owned subsidiary of the "Buyer". Under this agreement, IGS is to provide certain facilities so that the Company can set up an office for supervisor jurisdiction. Under such agreements the Company has received expense reimbursements during the year ended December 31, 2006 from IGS amounting to $123,662.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company generates revenue from services rendered with security transactions. Revenue is recorded on a settlement date basis. Commissions and related clearing expenses are recorded on a trade-date basis as the securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company elected S Corporation status for income tax purposes on April 28, 2003. In connection with the acquisition as described in note 1, the Company's S election was terminated and thus the Company is not permitted to pass through income and expenses to the individual shareholders. Also effective with this date the Company became part of the Consolidated Tax return of Ocean Equity Holdings, Inc, its parent company; as such, the Company accounts for deferred income taxes using the liability method pursuant to Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes."

Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities. Measurement of deferred income tax is based on enacted tax rates and laws that will be in effect when the differences are expected to reverse, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.

Effects of Recent Accounting Pronouncements

The Company does not believe that any of the recent accounting pronouncements that have been issued will have any material impact on the Company's financial statements.

NOTE 3- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a ratio of 39.53% to 1 and net capital of $8,856 which was $3,356 over its required net capital of $5,000.

NOTE 4 - FAIR VALUE OF FINANCIAL STATEMENTS

The carrying value of cash, accounts receivable and accounts payable approximates fair value because of their short term maturities.

NOTE 5 – INCOME TAXES

The Company's Parent, Ocean Equity Holdings Inc. will file a consolidated tax return with the Company and has incurred considerable losses since its inception. These operating losses can be used to offset the Company's tax liability, if any, and can be carried forward to offset future operating income. Such loss carryforwards will begin to expire in 2018.

The Company has a deferred tax asset of approximately $600 resulting from the current net loss since the acquisition as discussed in Note 1. A full valuation allowance has been recorded to offset the deferred tax asset as a result of management's uncertainty as to the realization of such asset. Accordingly, no income tax benefit has been recorded in the accompanying statements of operations as a result of the increase in the Company's valuation allowance, which is equal to the deferred tax asset. There are no significant temporary differences.

NOTE 6 - CONCENTRATIONS

Credit Risk

The Company maintains two bank accounts. The account balances are insured by the Federal Deposit Corporation (FDIC) up to $100,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000. At December 31, 2006, the company had no amounts in excess of the FDIC and SIPC limits.

Significant Customers

The Company earns all of its revenues from transactions on securities owned by a related party and the sole stockholder.

NOTE 7- RESERVE REQUIREMENT FOR BROKER AND DEALERS IN SECURITIES

The Company is exempt from provisions of rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker-dealer clearing customer transaction through another broker-dealer on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

NOTE 8- RELATED PARTY TRANSACTIONS

The Company earns all of its revenues from transactions on securities owned by a related party and the sole stockholder. As disclosed in Note 1 the Company received $123,662 as expense reimbursements from IGS Capital Management Corporation. a wholly owned subsidiary of the Company's parent.

NOTE 9- COMMITMENTS

The Company entered into an employment agreement with its financial and operations Principle. The terms of the contract is for a period of one year ending on August 31, 2007 at $12,000 per annum.

Supplemental Information

IGS SECURITIES, INC. F/K/A
SALIX CAPITAL SECURITIES CORP.
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF NET CAPITAL UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

Net Capital:	
Total stockholder's equity	$ 8,856
Deductions and/or charges:	
Non-allowable assets	–
Allowable subordinated loans	–
Net capital	8,856
Required minimum capital	5,000
Excess net capital	$ 3,356
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 3,501
Ratio of aggregate indebtedness to net capital	39.53%

Statement regarding consistency

No material differences exist in the computation of Net Capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15C3-3 in this audit report, with the Broker/Dealers corresponding Unaudited December 31, 2006 Part II A filing.

IGS SECURITIES, INC. F/K/A
SALIX CAPITAL SECURITIES CORP.
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES ACT OF 1934

IGS Securities, Inc. is claiming exemption under the provisions of SEC rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented

1. Computation for Determination of Reserve Requirement under Rule 15c3-3.

2. Information relating to the possession of Control Requirements under Rule 15c3-3.

END